77D.  Policies With Respect to Security Investments

      On May 18, 2005, the Securities & Exchange Commission granted an Order of Exemption to the Registrant and certain of its affiliates in order to permit the Registrant's non-money market funds to invest uninvested cash and cash collateral in one or more affiliated money market funds in excess of the limits in sections 12(d)(1)(A) and (B) of the Investment Company Act of 1940. The Order of Exemption permits the non-money market funds to invest their uninvested cash in the money market funds if it does not exceed 25% of the non-money market fund's total assets.

      On May 25, 2005, the Board of Trustees approved a change to the name and investment strategy of the Institutional U.S. Government Money Market Fund (the "Fund"). The Fund's name changed to "Institutional Money Market Fund" and its strategy of investing primarily in U.S. Government securities changed to a strategy of investing primarily in U.S. Government securities and other types of high quality money market instruments. Consistent with the change in investment strategy, the Fund adopted investment policies that permit it to invest in restricted and private placement securities and increased its limit on investments in when-issued and to-be-announced securities from 5% to 25%.